EXHIBIT 2.1

** CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. SECTIONS 24b-2, 200.80(B)(4) AND 230.406.

*** CERTAIN SCHEDULES TO THIS DOCUMENT HAVE NOT BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO ITEM 601(b)(2) OF REGULATION S-K UNDER THE EXCHANGE ACT OF 1934. THE SCHEDULES WHICH HAVE BEEN OMITTED ARE IN A LIST OF SCHEDULES ATTACHED AT THE END OF THE FILED AGREEMENT.

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and among

KNC NER ACQUISITION SUB, INC.,

a Delaware corporation,

NERITES CORPORATION,

a Wisconsin corporation,

and

for limited purposes set forth herein,

KENSEY NASH CORPORATION,

a Delaware corporation

January 28, 2011

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3.27	Defects in Products or Designs; Product Safety	17

3.28	Environmental and Safety Requirements	17

3.29	Brokers’ or Finders’ Fees	18

3.30	Absence of Certain Payments	18

3.31	Government Contracts and Funding	19

3.32	Regulatory Approvals and Proceedings	19

3.33	Disclosure	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		19

4.1	Organization and Good Standing	19

4.2	Authorization	20

4.3	No Violation	20

4.4	Brokers’ Fees or Finders’ Fees	20

4.5	Independent Investigation	20

4.6	Disclosure	20

ARTICLE V CLOSING		21

5.1	Closing	21

5.2	Deliveries by the Company	21

5.3	Deliveries by the Buyer	22

ARTICLE VI COVENANTS AFTER CLOSING		23

6.1	Non-Assignable Contracts, Permits or Grants	23

6.2	Payment of Excluded Liabilities; Compliance with Deemed Liquidation Event Provisions	23

6.3	Agreements Regarding Tax Matters	24

6.4	Indemnification	24

6.5	Restrictive Covenants	29

6.6	Further Assurances	31

6.7	Post-Closing Access to Books and Records	32

6.8	Audited 2010 Financial Statements and A-133 SBIR Statement	32

ARTICLE VII MISCELLANEOUS		32

7.1	Notices, Consents, etc	32

7.2	Public Announcements	33

7.3	Severability	33

7.4	Amendment and Waiver	33

7.5	Counterparts	34

7.6	Expenses	34

7.7	Headings	34

7.8	Governing Law; Arbitration	34

7.9	Assignment	35

ii

7.10	Definitions	35

7.11	Entire Agreement	38

7.12	Third Parties	39

7.13	Interpretative Matters	39

7.14	Waiver of Bulk Sales Laws	39

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made on this 28th day of January, 2011, by and among Nerites Corporation, a Wisconsin corporation (the “Company”), KNC NER Acquisition Sub, Inc. (the “Buyer”), a Delaware corporation, and Kensey Nash Corporation, a Delaware corporation, solely as guarantor to the Buyer’s obligations under Section 2.1(b) and Section 6.4 of this Agreement.

WHEREAS, the Company is engaged in the activity of developing technology and products in connection with surgical adhesive and coating products (the “Development Work”);

WHEREAS, the Company desires to sell to the Buyer, and the Buyer desires to purchase from the Company, certain specified assets used in the Development Work, subject to the terms and conditions set forth below; and

WHEREAS, certain capitalized terms have the meanings respectively indicated in Section 7.10 herein.

NOW THEREFORE, in consideration of the mutual covenants of the parties set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1	Assets.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall sell, transfer and deliver to the Buyer, free and clear of all liens, hypothecations, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature (“Liens”), and the Buyer shall purchase from the Company, all of the Company’s right, title and interest as of the Closing Date in and to the assets that are used in, relate to or arise out of the conduct of the Development Work, wherever located and whether or not all or any of said assets appear on or are reflected upon the books, records or financial statements of the Company (collectively, the “Assets”):

(i) Contracts. All rights and benefits that the Company may have under the Contracts listed on Schedule 1.1(a)(iii) (the “Assumed Contracts”);

(ii) Proprietary Rights. All intellectual property, confidential information, and proprietary information in the world owned or used by the Company in connection with the Development Work including, without limitation, (a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) all trademarks, service marks, trade dress, trade names and corporate names presently or previously used by the Company in connection with the Development

Work, whether or not registered by the Company, including without limitation the name “Nerites”; (c) all registered and unregistered statutory and common law copyrights; (d) all registrations, applications, extensions and renewals for any of the foregoing; (e) all trade secrets, confidential information, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, improvements, proposals, technical and computer data, databases, internet domain names, documentation and software, financial, business and marketing plans, and customer and supplier lists and related information; (f) all agreements, commitments, contracts, understandings, licenses, assignments or indemnities relating or pertaining to an asset, property or right of the character described in the preceding clauses to which the Company is a party; (g) all licenses or agreements pertaining to mailing lists, know-how, trade secrets, patents, inventions, disclosures or uses of ideas used in or relating to the Development Work to which the Company is a party; (h) all correspondence and memoranda between the Company and its intellectual property counsel relating to intellectual property, confidential information and proprietary rights, including without limitation all documentation related to the protection or analysis thereof; (i) all phone numbers, facsimile numbers and email addresses; and (j) all other intellectual property, confidential information and proprietary rights (collectively, “Proprietary Rights”);

(iii) Licenses, Permits and Approvals. All rights of the Company in and to permits, licenses, approvals and authorizations by or of Governmental Authorities or third parties issued or granted or otherwise received in connection with the Development Work, including, without limitation, FDA approvals, if any (“Permits”), to the extent assignable;

(iv) [intentionally omitted]

(v) Claims. All causes of actions, claims, warranties, guarantees, refunds (other than federal tax refunds), covenants, indemnities and the like, rights of recovery and set-off of every kind and character of the Company with respect to the Inventory and other Assets transferred hereunder;

(vi) Books and Records. The books and records relating to the Development Work, including all records, files, papers, sales and purchase correspondence and correspondence with Governmental Authorities;

(vii) Relationship Information. All information related to actual, prospective or potential business partners, joint ventures, customers (other than with respect to ***** and any efforts undertaken pursuant thereto), distributors, sales representatives, sales contacts (from both employees and contract agents), accounting records, and all other files, programs, plans, data and related information, in whatever form (“Relationship Information”);

(viii) Domain Names. The websites and internet domain names relating to the Development Work and the exclusive right to display, prepare, reproduce, create derivative works based on, and operate (as applicable) the same;

(ix) Grants, Grant Applications and Grant Applications in Process. All rights of the Company in and to grant applications by or of Governmental Authorities or third parties issued or applied for in connection with the Development Work, including, without limitation, the grants, grant applications and grant applications in process set forth on Schedule 1.1(a)(ix) (collectively, the “Grants”) and all accounts receivable related to the Grants;

(x) Receivables. All notes and accounts receivable of the Company and all other evidences of indebtedness of any Person held by the Company, including all trade and other accounts and moneys receivable;

(xi) Movable/Tangible Personal Property. All vehicles, molds, fixtures, tooling, equipment and machinery, tools, and other similar personal or movable property of the Company, including without limitation the items listed on Schedule 1.1(a)(xi);

(xii) Inventories and Supplies. All inventory of the Company used in connection with the Development Work, including, without limitation, raw materials, work-in-process, finished goods, merchandise for samples and testing, spare parts, packaging and shipping materials and office, operating and other supplies, whether or not located at the Company’s principal place of business (collectively, the “Inventory”); and

(xiii) Other Assets. All other properties and assets (other than the Excluded Assets) owned or held by the Company as of the Closing Date that are used in, or necessary for the conduct of the Development Work, whether or not of a type falling within any of the categories of assets described above.

(b) Notwithstanding the foregoing, the following assets of the Company shall be retained by the Company and are expressly excluded from the purchase and sale contemplated by this Agreement (collectively, the “Excluded Assets”):

(i) Records. The formal records of the Company, including the governing documents, minute books, stock books and other records having exclusively to do with the corporate organization thereof and all of the Tax Returns and financial records of the Company;

(ii) Certain Agreements. The Company’s rights pursuant to this Agreement and the Transaction Documents;

(iii) Nonassignable Permits. Any Permits that may not be renewed without reapplication or transferred without the consent, novation, waiver or approval of another Person and for which such consent, novation, waiver or approval has not been obtained, a list of which are set forth on Schedule 1.1(b)(iii); and

(iv) Employee Benefit Plans. All monies, rights and other assets (including any insurance policy, annuity contract or trust) maintained under, pursuant to or in direct connection with any Employee Benefit Plan.

1.2 Assumption of Liabilities. Notwithstanding anything to the contrary contained in this Agreement or any Company Transaction Document, and regardless of whether such liability is disclosed in this Agreement, in any of the Transaction Documents, on any Schedule hereto or thereto or otherwise, and regardless of the Buyer’s or any of its directors’, officers’, employees’ or agents’ knowledge or awareness of any liability, whether learned in connection with the Buyer’s due diligence investigation of the Development Work or otherwise, the Buyer will not assume, agree to pay, perform or discharge or in any way be responsible for any debts (including interest and/or penalties thereon), liabilities or obligations of the Company or in connection with the Development Work of any kind or nature whatsoever, whether fixed or unfixed, known or unknown, absolute or contingent, asserted or unasserted, choate or inchoate, liquidated or unliquidated, or secured or unsecured (the “Excluded Liabilities”), except that the Buyer will assume at the Closing the following obligations: (i) all obligations of the Company under the Assumed Contracts, and (ii) the obligations set forth on Schedule 1.2(ii) (collectively, the “Assumed Liabilities”); provided however, that any liability or obligation relating to or arising from any breach, or event, circumstance or condition that with notice, lapse of time or both would constitute or result in a breach, by the Company on or before the Closing Date, of any of its obligations under an Assumed Contract shall be an Excluded Liability. Without limiting the generality of the foregoing, the Buyer is not assuming or agreeing to pay, perform or discharge or in any way be responsible for, any Excluded Liabilities, which shall include (i) all Indebtedness (which, for the avoidance of doubt, shall include all notes and interest payable to the Company’s shareholders), (ii) all Company Taxes, (iii) all obligations and liabilities related to employee compensation (which for the avoidance of doubt shall include payroll and accrued vacation expenses) and employee benefit plans or obligations of the Company (which, for the avoidance of doubt, shall include severance, non-compete payments, benefits, deferred compensation, continuation coverage required under COBRA for each individual who is or becomes an “M & A Qualified Beneficiary” (as such term is defined in the Treas. Reg. §54.4980B-9 and workers’ compensation claims) as a result of the consummation of the transactions contemplated by this Agreement), (iv) all obligations and liabilities arising on or before the Closing Date, (v) all liabilities and obligations relating to or arising out of any transaction contemplated by this Agreement and (vi) any other liabilities owed to the stockholders of the Company.

1.3 Conveyance. At the Closing, the Company and the Buyer shall execute and deliver a Bill of Sale, Assignment and Assumption Agreement (the “Bill of Sale”), pursuant to which the Company shall convey to the Buyer the Assets and the Buyer shall assume the Assumed Liabilities.

ARTICLE II

CONSIDERATION AND MANNER OF PAYMENT

2.1 Purchase Price. The aggregate purchase price to be paid by the Buyer for the Assets, and the rights and benefits conferred hereunder, shall be Twenty Million Dollars ($20,000,000) less the amount of liabilities set forth on Schedule 2.1 (the “Purchase Price”), which amount shall be payable as follows:

(a) The Buyer shall pay the Company Seventeen Million Dollars ($17,000,000) less the amount of liabilities set forth on Schedule 2.1 (which represents the cash on the Closing Balance Sheet retained by the Company and the transaction costs paid by the Company prior to the Closing) (the “Cash Payment”) in cash at Closing by wire transfer of immediately available funds to an account specified by the Company in writing.

(b) The Buyer shall hold back an amount equal to Three Million Dollars ($3,000,000) (the “Holdback Amount”). The Holdback Amount shall be held by the Buyer, pursuant to the terms hereof to secure the Company’s obligations under Section 6.4 of this Agreement. On the first anniversary of the Closing Date, an amount equal to One Million, Five Hundred Thousand Dollars less the amount of claims for indemnification under Section 6.4 of this Agreement determined in favor of one or more Buyer Indemnified Parties (as defined in Section 6.4), less the amount of pending claims for indemnification under Section 6.4 of this Agreement made by one or more Buyer Indemnified Parties, shall be paid in cash by wire transfer of immediately available funds to an account or accounts specified by the Company in writing. All of the remaining Holdback Amount, less the amount of claims for indemnification under Section 6.4 of this Agreement determined in favor of one or more Buyer Indemnified Parties, less the amount of pending claims for indemnification under Section 6.4 of this Agreement made by one or more Buyer Indemnified Parties, shall be paid in cash by wire transfer of immediately available funds to an account or accounts specified by the Company in writing on the second anniversary of the Closing Date. Any portion of the Holdback Amount retained by the Buyer after the second anniversary of the Closing Date shall be retained until the Company and Buyer agree to a resolution of such claim or a final order, decision or judgment from an arbitrator or court of competent jurisdiction with respect to the underlying pending claim has been made.

2.2 Purchase Price Allocation. The Buyer shall prepare an allocation of the Purchase Price (along with the Assumed Liabilities and any other items constituting consideration for purposes of Section 1060 of the Code), taking into account any adjustments made thereto pursuant to this Agreement, among the Assets and the covenants and agreements set forth in Section 6.5 in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as appropriate), which allocations shall be binding upon the Company. The Buyer shall deliver such allocation to the Company within ninety (90) days after the Closing. In the event an adjustment to the Purchase Price (or any item constituting consideration for purposes of Section 1060 of the Code) is made pursuant to this Agreement, the allocation of the Purchase Price shall be revised accordingly by the Buyer and delivered to the Company as soon as reasonably practicable. The Buyer, the Company and each of their respective Affiliates shall take all actions and properly and timely file all Tax Returns (including, but not limited to IRS Form 8594 (Asset Acquisition Statement)). The Company and its Affiliates shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as the Buyer may reasonably request to prepare such allocation. Neither the Buyer nor the Company shall take any position (whether in IRS Form 8594, audits, tax returns or otherwise)

that is inconsistent with the allocation as finally determined pursuant to this Section 2.2 unless required to do so by applicable law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to the Buyer to enter into this Agreement, the Company makes to the Buyer the representations and warranties set forth in this Article III, which representations and warranties are made and shall be true and correct as of the date hereof.

3.1 Authority. The Company has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Company Transaction Documents. The execution, delivery and performance of this Agreement and each of the Company Transaction Documents and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action. This Agreement and each of the Company Transaction Documents have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company and are enforceable against the Company in accordance with their respective terms. Complete and correct copies of the Company’s Amended and Restated Articles of Incorporation and bylaws, and all amendments thereof to date, have previously been delivered to the Buyer.

3.2 Organization and Qualification. The Company is duly organized, validly existing, and in good standing under the laws of the State of Wisconsin. The Company has full power and authority to own or hold under lease the properties and assets it now owns or holds under lease. The name of each director and officer of the Company is set forth opposite the position held by the same on Schedule 3.2.

3.3 Capital Stock; Title to Shares. Schedule 3.3(a) sets forth the entire authorized capital stock and the total number of issued and outstanding shares of capital stock of the Company. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and non-assessable and owned, beneficially and of record, in the amounts listed on Schedule 3.3(a) and no shares of capital stock of the Company are subject to, nor have been issued in violation of preemptive or similar rights. Except as set forth in Schedule 3.3(b), there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character relating to the sale, purchase, redemption or other transfer of any securities of the Company.

3.4 Subsidiaries. The Company does not have, and has never had, any Subsidiaries.

3.5 Transaction Not a Breach. Except as set forth on Schedule 3.5, neither the execution and delivery of this Agreement or any Company Transaction Document by the Company nor the performance by the Company of the transactions contemplated hereby or thereby will:

(a) violate or conflict with or result in a breach of any provision of any law, statute, rule, regulation, requirement, approval, order, permit, judgment, injunction, decree or other decision (collectively, “Rules”) of any Governmental Authority binding on the Company or the properties thereof, or conflict with or result in the breach of any of the terms, conditions or provisions thereof;

(b) violate or conflict with or constitute (with or without notice or lapse of time or both) a default under the organizational or governing documents of the Company or any Permit, Grant or Contract;

(c) constitute an event which would permit any party to terminate, modify, or accelerate the maturity of any Indebtedness or other obligation under, any Contract;

(d) result in the creation or imposition of any Lien upon the Assets;

(e) constitute an event which would permit any party to terminate or modify the terms of any Grant; or

(f) require any Permit, authorization, consent, approval, exemption, or other action by or notice to any Person or Governmental Authority pursuant to any Rules of a Governmental Authority.

3.6 No Consent Required. Except as set forth on Schedule 3.6, no consent, approval, order or authorization of, or declaration, filing or registration with, any Person or Governmental Authority is required to be made or obtained by the Company in connection with the authorization, execution, delivery, performance or lawful completion of this Agreement, the other Company Transaction Documents or the transaction contemplated hereby.

3.7 Financial Statements. Schedule 3.7 contains the following consolidated financial statements of the Company (the “Financial Statements”):

(a) the audited balance sheets as of December 31, 2008 and December 31, 2009, and the related audited statements of income and cash flows for the twelve (12)-month periods then ended; and

(b) the unaudited balance sheet as of December 31, 2010 (the “Most Recent Balance Sheet”), and the related unaudited statement of income and cash flows for the ten (10)-month period then ended (collectively, the “Most Recent Financial Statements”); and

(c) the unaudited balance sheet as of the date immediately preceding the Closing Date (the “Closing Balance Sheet”) (which for the avoidance of doubt, reflects all Assumed Liabilities listed on Schedule 1.2(ii)), and the related unaudited statement of income and cash flows for the period that began on January 1, 2011 and ended as of the date immediately preceding the Closing Date (collectively, the “Closing Financial Statements” and together with the Most Recent Financial Statements, the “Interim Financial Statements”).

Except as set forth on Schedule 3.7, each of the Financial Statements fairly presents in all material respects the Company’s financial condition and the results of operations as of the respective dates, and the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except that the Interim Financial Statements lack the footnote disclosure otherwise required by GAAP and are subject to normal year-end adjustments which would not be material individually or in the aggregate.

3.8 Absence of Undisclosed Liabilities. The Company does not have any Liability, including, but not limited to, Liabilities on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except (a) as and to the extent clearly and accurately reflected and accrued for or reserved against in the Most Recent Balance Sheet, and (b) for Liabilities specifically delineated on Schedule 3.8. The Company has not directly or indirectly guaranteed the obligations or liabilities of any Person or agreed (contingently or otherwise) to purchase or otherwise acquire any such obligations or liabilities or otherwise assured a credit against loss.

3.9	Assets.

(a) Title. The Company has the exclusive right to possess and convey, and upon the consummation of the transactions contemplated by this Agreement, the Company will have conveyed and the Buyer will be vested with, good and marketable title and interest in and to the Assets, free and clear of all Liens. The Company owns all assets reflected as being owned thereby on the Most Recent Balance Sheet. The Assets constitute all of the assets and properties used by the Company in connection with the Development Work immediately prior to the date hereof. Other than as set forth on Schedule 3.9, no Person (other than the Company) owns or has any right to the use or possession of any tangible personal property included in the Assets, other than lessors and licensors of such tangible personal property constituting leasehold interests or licenses.

(b) Inventories. Except as set forth on Schedule 3.9, the Inventory: (i) is the property of the Company free and clear of any Lien and (ii) is located at the Leased Real Property. None of the Inventory is held by the Company on consignment. The Company has no liability to any consignor with respect to the prior sale of any inventory held at any time under consignment or similar arrangement.

(c) Condition and Location. Except as set forth on Schedule 3.9, all of the tangible assets of the Company that are included in the Assets are in good operating condition and repair (ordinary wear and tear excepted) and are useable in the ordinary course of business. Except as set forth on Schedule 3.9, none of the personal or movable property owned or leased by the Company is located other than at the Leased Real Property.

3.10 Compliance with Laws; Permits. The Company is not currently, and has not been in the past three (3) years, in material violation of any Rules of a Governmental Authority applicable to it, its assets, any Employee Benefit Plans or the Development Work and the Company has not received written notice of any violation or alleged or potential violation. Without limiting the generality of the foregoing, the Company is and has been in material compliance with all applicable Rules of a Governmental Authority affecting the use, possession, distribution, labeling, advertising and all forms of promotion in connection with the sale and distribution of its products, including, without limitation, that the Company and its representatives have not used or made any deceptive, misleading, manipulative or intentionally or inaccurate marketing or advertising materials, statements or practices. The Company holds and at all times has held all of the material Permits necessary for the use, occupancy or the Development Work or ownership of the Assets, all of which are set forth on Schedule 3.10. The Company is currently, and at all times has been, in material compliance with each of such Permits, all of which are in full force and effect.

3.11 Real Property. The Company does not own any real property and has never owned any real property. Schedule 3.11(a) contains a complete and correct list of all the real property that is leased by the Company or that the Company has agreed (or has an option) to lease, or may be obligated to lease in connection with the Development Work, as well as a correct and complete description of each lease pursuant to which such real property is leased. Such real property is hereinafter referred to as “Leased Real Property.” Other than as set forth on Schedule 3.11(b), the Company has never leased or otherwise occupied any real property other than the Leased Real Property.

3.12 Personal Property Leases. The Company is not a party to any lease of personal or movable property.

3.13 Contracts. Schedule 3.13 sets forth a list of every Contract. Correct and complete copies of each Contract previously have been furnished to the Buyer (except for oral contracts, written descriptions in detail of which have been previously furnished to the Buyer). Each Assumed Contract is enforceable against the Company and against any third parties in accordance with its terms. The Company is not in default, and no event has occurred which with the giving of notice or the passage of time, or both, would constitute a default by the Company under any Assumed Contract. The Company has performed all obligations required to be performed by it under each Assumed Contract and, to the knowledge of the Company, no other party to an Assumed Contract is in default, and no event has occurred which with the giving of notice or the passage of time, or both, could constitute a default by any other party to such Assumed Contract under such Assumed Contract. Each of the Assumed Contracts is in full force and effect, is valid and enforceable in accordance with its terms, and, to the knowledge of the Company, is not subject to any claims, charges, set-offs or defenses. No Assumed Contract contains late penalties or loss provisions. Except as set forth on Schedule 3.13, all of the Contracts that are Assumed Contracts will continue, without change or modification, in full force and effect after the consummation of the transactions contemplated by this Agreement, without the necessity of obtaining any consent, approval, novation or waiver of any third party.

3.14 Personal Property. Schedule 3.14 is a list of all trucks, automobiles, machinery, equipment, furniture, supplies, tools, dies, fixtures, patterns, drawings, test equipment and all other tangible personal property, rights and assets owned or leased by, in the possession of, or used by the Company in connection with the Development Work (other than Excluded Assets) with a current fair market value in excess of $1,000 individually and, with respect to similar or related properties or assets, $1,000 in the aggregate, which list indicates the location of such items, and any Liens imposed thereon.

3.15	Proprietary Rights.

(a) Schedule 3.15(a)(i) contains a complete and correct list of all of the patents and patent applications; trademark and service mark registrations and applications for registration thereof; domain names; copyright registrations and applications for registration thereof; and material computer software owned or used by the Company (collectively, the “Intellectual Property”), other than the Commercial Software (as defined below); including, where applicable, the name of the registered owner, the date of registration or application and the name of the registration body where the registration or application was made. The Company has delivered to the Buyer correct and complete copies of all such patents, registrations and applications and has made available to the Buyer correct and complete copies of all written documentation evidencing ownership and prosecution (if applicable) of each such item. Except as set forth on Schedule 3.15(a)(ii), no Proprietary Rights are subject to any Lien. Except as set forth on Schedule 3.15(a)(iii), the Company is the sole and exclusive owner of all Proprietary Rights. All renewal and maintenance fees in respect of any Intellectual Property (if applicable) have been duly paid. Except as set forth on Schedule 3.15(a)(iv), the Company owns, licenses, or otherwise possesses legally enforceable rights, to use, sell or license, as applicable, all of the Proprietary Rights used, sold or licensed in connection with the Development Work. Except as disclosed on Schedule 3.15(a)(v), the Company has licenses for all Commercial Software used in the Development Work, the use of such Commercial Software has been in material compliance with such licenses and the Company does not have any obligation to pay fees, royalties and other amounts at any time pursuant to any such license. “Commercial Software” means shrink-wrap, browse-wrap, and click-wrap commercially available software programs generally available to the public (x) that have been licensed to the Company pursuant to end-user licenses, (y) was used in the Development Work but not a component of or incorporated into any products or services of the Company and (z) with respect to each such end-user license agreement, have a cumulative cost or license fee for all software and rights to use thereunder of less than $20,000.

(b) Schedule 3.15(b)(i) sets forth a compete list of all (excluding Commercial Software) material licenses, sublicenses and other agreements as to which the Company is a party (as licensor, licensee or otherwise) and pursuant to which the Company or any other Person is authorized to use, sell, distribute or license any Proprietary Rights. The Company has delivered to the Buyer correct and complete copies of all such licenses, sublicenses and agreements (as amended to date). Except as set forth on Schedule 3.15(b)(ii), the Company is not in violation, in any material respect, of any such license, sublicense or agreement and such license, sublicense and agreement will continue to be legal, valid, binding, enforceable and in full force and effect immediately subsequent to the Closing. The Company is not contractually obligated to pay compensation to any third party with respect to any Proprietary Rights, except pursuant to the agreements disclosed on Schedule 3.15(b)(iii). All of the Intellectual Property will, immediately subsequent to the Closing, be owned or available for use by the Buyer on such terms as are identical to those pursuant to which the Company, immediately prior to the Closing, owns or has the right to use such item. Immediately following the Closing, the Company shall make available to the Buyer all correspondence and memoranda between the Company and its intellectual property counsel relating to Proprietary Rights.

(c) Except as disclosed on Schedule 3.15(c), the Company has not infringed on, misappropriated or violated any Proprietary Rights of any third Persons.

(d) Except as disclosed on Schedule 3.15(d), no claims with respect to the Proprietary Rights used, sold or licensed in connection with the Development Work are pending or, to the knowledge of the Company, threatened by any Person, (i) alleging that the manufacture, sale, licensing or use of any such Proprietary Rights as now manufactured, sold, licensed or used by the Company infringes on any intellectual property rights of any third party, (ii) against the use by the Company of any technology, know-how or computer software used in the Development Work or (iii) challenging the ownership by the Company or the validity of any Intellectual Property.

(e) The Company has taken all reasonable measures to safeguard and maintain its property rights in all Proprietary Rights owned by the Company. With respect to each patent issued to the Company and patent application made by the Company, to the knowledge of the Company, there are no defects in such patent application or the prosecution thereof that would negatively impact the Company’s rights in such patent. The Company is not aware of any grounds to assert a claim to, or any ownership interest in, any Proprietary Right as a result of a third party (which shall include any employees or consultants of the Company) having been involved in the development of such property while employed by or consulting to the Company. Except as disclosed on Schedule 3.15(e), all of the computer software products within the Proprietary Rights owned by the Company have been developed by employees of the Company within the scope of their employment as a “work made for hire,” which employees were directed by the Company to work on the software for which Proprietary Rights are owned by the Company, or by consultants who have assigned all rights to such products to the Company.

3.16	Employee Benefit Plans.

(a) Except as set forth on Schedule 3.16(a), the Company has not maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to or had any other liability (contingent or otherwise) with respect to, any “Employee Pension Benefit Plan” (as defined in Section 3(2) of

ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “Multi-Employer Plan” (as defined in Section 3(37) or 4001 of ERISA), pension plan, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of the employees or former employees or beneficiaries thereof of the Company, personnel policy (including vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), excess benefit plan, bonus or incentive plan (including stock options, restricted stock, stock bonus and deferred bonus plans), salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement or any other benefit, program or Contract, whether or not written or pursuant to a collective bargaining agreement, which could give rise to or result in the Company having any debt, liability, claim or obligation of any kind or nature, whether accrued, absolute, contingent, direct, indirect, known or unknown, perfected or inchoate or otherwise and whether or not due or to become due (collectively, “Employee Benefit Plans”). No Employee Benefit Plan that provides severance benefits is subject to ERISA.

(b) None of the Assets is subject to any Lien under ERISA or the Code. The Company is not bound by any Contract or has any obligation or liability described in Section 4204 of ERISA.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that would cause such determination letter to become unreliable. No Employee Benefit Plan is a “Multi-Employer Plan” (as defined in Section 3(37) or 4001 of ERISA) or is subject to Sections 302 or 303 or Title IV of ERISA or Section 412 or 430 of the Code.

(d) Each of the Employee Benefit Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and the terms of any applicable collective bargaining agreement, and in compliance with the applicable provisions of ERISA, the Code, and any other applicable Legal Requirement. With respect to each Employee Benefit Plan, all required payments, premiums, contributions, distributions or reimbursements for all periods ending prior to or as of the Agreement Date have been made or properly accrued.

(e) None of the Company, any other “disqualified person” (within the meaning of Section 4975 of the Code) or any “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Employee Benefit Plans which could subject any such Employee Benefit Plans, the Company or any officer, director or employee of the Company to a penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

(f) Each Employee Benefit Plan that is subject to the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (collectively, “COBRA”) has been administered in compliance in all material respects with such requirements. No Employee Benefit Plan provides medical or life or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) of the Company other than as required pursuant to COBRA or applicable state law.

(g) With respect to each Employee Benefit Plan, the Company has provided the Buyer with complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Employee Benefit Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements); (ii) the three most recent annual reports (IRS Form 5500 series) filed with the Internal Revenue Service (with applicable attachments); and (iii) the most recent determination letter, if any, received from the Internal Revenue Service.

(h) No Employee Benefit Plan or any other agreement, program, policy or other arrangement by or to which the Company is bound or are otherwise liable, by its terms or in effect, could reasonably be expected to require any payment or transfer of money, property or other consideration on account of or in connection with the transactions contemplated by this Agreement or any subsequent termination of employment which payment could constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

3.17 Employees. Schedule 3.17 is a complete and correct list setting forth the names and current compensation rates of all individuals presently employed by the Company.

3.18 Labor and Employment Matters. The Company is not party to or bound by any collective bargaining agreement. No labor organization or group of employees has filed any representation petition or made any written demand for recognition. No organizing or decertification efforts are underway or, to the knowledge of the Company, threatened. Since January 1, 2008, no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the knowledge of the Company, threatened. There is no employment-related charge (including, but not limited to, an unfair labor practice charge), complaint, grievance, investigation, inquiry or obligation of any kind, pending or, to the knowledge of the Company, threatened, in any forum, relating to an alleged violation or breach by the Company (or its officers or directors) of any law, regulation or contract. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, pension benefits or other employee benefits as of the Most Recent Balance Sheet Date are reflected in the Most Recent Balance Sheet. Except as set forth on Schedule 3.18, no employee of the Company has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by law from the employment of an employee without an agreement as to notice or severance. The Company will have no material liability under any benefit or severance policy, practice, agreement, plan, or program which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of the transactions contemplated hereunder.

3.19 Workers Compensation. There have been no expenses, obligations, duties or liabilities relating to any claims by employees and former employees (including their dependents and spouses) of the Company or any Person with whom the Company constitutes all or part of a controlled group (as defined in Section 4.14 of the Code) (a “Plan Affiliate”) or their respective predecessors since the Most

Recent Balance Sheet Date for (a) costs, expenses and other liabilities under any workers compensation laws in the United States, regulations, requirements or programs and (b) any other medical costs and expenses. Except as set forth on Schedule 3.19, to the Company’s knowledge, no claims, injuries, fact, event or condition exists which would give rise to a material claim (individually or in the aggregate) by employees and former employees (including dependents and spouses) of the Company or any Plan Affiliate under any United States workers compensation laws, regulations, requirements or programs.

3.20 Suppliers. Schedule 3.20 is a complete and correct list of the ten (10) largest suppliers to the Company (in terms of the purchases by the Company from such suppliers during the twelve (12) months ending on the Most Recent Balance Sheet Date) of key materials and services and commodities, exclusive of utility services. Except as set forth on Schedule 3.20, during the six (6) month period ending on the Most Recent Balance Sheet Date, no such supplier canceled or otherwise terminated or materially and adversely modified, or to the knowledge of the Company, threatened to cancel or otherwise terminate or materially and adversely modify, its relationship with the Company. The Company has not received any notice that that any supplier listed on Schedule 3.20, and to the Company’s knowledge, no such supplier, (i) intends to cancel or otherwise materially and adversely modify its relationship with the Company on account of the transactions contemplated by this Agreement, the Transaction Documents or otherwise, or (ii) is threatened with bankruptcy or insolvency. There is no existing dispute between the Company, on the one hand, and any supplier listed on Schedule 3.20, on the other hand.

3.21 Relationship Information. Schedule 3.21 contains a list of each material relationship or proposed relationship of the Company (other than with respect to ***** and any efforts undertaken pursuant thereto) or, with respect to the Development Work, for which there have been material business development activities in the twelve-month period preceding the Closing. In each case such list shall include the following Relationship Information: the name of the other party to the relationship, the product with regards to which the relationship was forged, recent material business activities and status with respect to such activities.

3.22 Affiliate Transactions. Schedule 3.22 sets forth the parties to, and the date, nature and amount of each transaction involving the transfer of any cash, property or rights to or from the Company from, to or for the direct or indirect benefit of any Affiliate or former Affiliate of the Company (“Affiliate Transactions”) since February 24, 2004 and any payments, dividends or other distributions to any stockholder of the Company or holder of any notes issued by the Company, in each case, made since January 1, 2010. Except as set forth on Schedule 3.22, no officer, director, employee, stockholder or Affiliate or any entity in which any such Person or individual is an officer, director or the owner of ten percent (10%) or more of the beneficial ownership interests, is a party to any agreement, contract, commitment or transaction with the Company or has any interests in any property used by the Company. Each Affiliate Transaction was effected on terms equivalent to those which would have been established in an arm’s-length negotiation, except as disclosed on Schedule 3.22. Except as set forth in Schedule 3.22, neither the Company nor any of its Affiliates has any direct or indirect interest in any competitor of the Company or the Development Work, other than the passive ownership of less than two percent (2%) of the equity interests of any such competitor.

3.23 Insurance Policies. Schedule 3.23 sets forth list and description (including policy numbers, carriers, risks insured, amounts of coverage, deductibles and expiration dates) of all insurance policies currently owned by the Company relating to the Development Work or the assets of the Company, which policies are in full force and effect, and the Company is not in default under any of them. The Company has not received written notice of cancellation or intent to cancel or increase premiums with respect to such policies nor, to the knowledge of the Company, is there any basis for any such action. None of such policies will terminate, lapse or be modified (with or without the giving of notice or lapse of time) by reason of the transactions contemplated by this Agreement. Schedule 3.23 also contains a list of all pending claims filed by the Company with any insurance company and any instances within the previous three (3) years of a denial of coverage of the Company by any insurance company.

3.24 Corporate Name; Location. Since January 1, 2008, except as set forth on Schedule 3.24, the Company has not been known as or used any corporate, fictitious or trade name except “Nerites Corporation”. Except as set forth on Schedule 3.24, the Company has not been the surviving corporation of a merger or consolidation nor have they acquired all or substantially all of the assets of any Person. Since February 24, 2004, the Company has not had an office or place of business other than as listed on Schedule 3.24.

3.25	Taxes.

(a) The Company has filed all Tax Returns that it is required to have filed prior to the date hereof, including any extension of time for the filing thereof, and such returns are true and correct in all material respects and have been prepared in a manner consistent with prior periods. All Taxes owed as of the Most Recent Balance Sheet Date by the Company (whether or not shown on any Tax Return) have been paid or are accrued for on the Most Recent Balance Sheet in accordance with GAAP consistent with past practice. All Taxes owed by the Company will be paid through the Closing Date.

(b) There are no security interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(c) There are no agreements, waivers or other arrangements providing for extension of filing with respect to any Tax Return. There are no unexpired waivers of any statute of limitations with respect to any Taxes.

(d) No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e) The Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(f) The Company is not a party to any action or proceedings by any Governmental Authority for the collection or assessment of Taxes.

(g) There is no dispute or claim concerning any Tax liability of the Company either (i) claimed or raised by any authority in writing or (ii) as to which any of the stockholders and the directors and officers (and employees responsible for Tax matters) thereof has knowledge based upon personal contact with any agent of such authority.

(h) The Company is not a party to any Tax allocation or sharing agreement. The Company has no liability for the Taxes of any Person under Reg. §1.1502 6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) The Company has not made any change in any method of accounting which could give rise to the recognition of income or to Tax liability following the date hereof. The Company has not made any closing adjustment in connection with an audit which could give rise to the recognition of income or to Tax liability following the date hereof.

(j) The unpaid Taxes of the Company did not, as of the Most Recent Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet, and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing their Tax Returns.

3.26 Litigation. Except as set forth on Schedule 3.26, there are no claims, counter-claims, actions, suits, grievances, arbitrations, orders, proceedings or, to the knowledge of the Company, investigations pending or, to the knowledge of the Company, threatened, against or involving the Company (or pending or, to the knowledge of the Company, threatened against any of the officers, directors or key employees of the Company with respect to their business activities on behalf of the Company), the Assets, any Employee Benefit Plan, or relating to the transactions contemplated hereby, before any court, agency, arbitrator or other Governmental Authority; nor, to the knowledge of the Company, is there any reasonable basis for any such claim, action, suit, proceeding or governmental investigation. Except as set forth in Schedule 3.26, the Company is not directly subject to or affected by any order, judgment, decree or ruling of, or settlement enforceable by, any Governmental Authority. Except as set forth on Schedule 3.26, the Company is not engaged in any legal action to recover monies due it or for damages sustained by it.

3.27	Defects in Products or Designs; Product Safety.

(a) The Company does not distribute and has never sold, produced or manufactured any products for commercial use. No product designed by the Company has ever been transferred to a third party for any purpose other than to test such product.

(b) No reserves are required on the Financial Statements under GAAP with respect to product liability claims made, or expected to be made against, the Company.

(c) The Company has not been required to file, nor has it filed, a notification or other report with the United States Consumer Product Safety Commission or any other Governmental Authority concerning actual or potential hazards with respect to any product developed or manufactured by the Company.

3.28	Environmental and Safety Requirements. Except as set forth on Schedule 3.28:

(a) To the knowledge of the Company, the Company has complied and is in compliance with all applicable Environmental and Safety Requirements, and the Company possesses all required Permits and has filed all notices or applications, required thereby.

(b) Except as permitted or allowed by Environmental and Safety Requirements or Rules issued by Governmental Authorities, the Company has never generated, transported, treated, stored, disposed of, arranged for the disposal of or otherwise handled any Hazardous Materials at any site, location or facility owned or operated or used by the Company in the Development Work or at any offsite location.

(c) Except as permitted or allowed by Environmental and Safety Requirements or Rules issued by Governmental Authorities, no Hazardous Materials are present on, in, under or emanating from the Leased Real Property, and the Leased Real Property contains no Hazardous Materials in concentrations and under conditions that would result in any violations of, or any liability under, any applicable Environmental and Safety Requirements. To the knowledge of the Company, there are no underground storage tanks on the Leased Real Property.

(d) The Company has not been subject to, nor has the Company received any notice (written or oral) of, any private, administrative or judicial action, order, or investigation or any notice (written or oral) of any intended private, administrative, or judicial action, order or investigation relating to any alleged violation of Environmental and Safety Requirements or the presence or alleged presence of Hazardous Materials in, under, upon, or emanating from the any real or immovable property now or previously owned or used by the Company or any offsite location, and, to the knowledge of the Company, there is no reasonable basis in fact or law for any such notice or action; and there are no pending or threatened actions, investigations or, to the knowledge of the Company, orders or proceedings (or notices of potential actions or proceedings) from any Governmental Authority regarding any matter relating to Environmental and Safety Requirements.

(e) For purposes of this Agreement, “Environmental and Safety Requirements” means all federal, state and local or municipal laws, rules, regulations, ordinances, orders, statutes and requirements, and all common law, relating to public health and safety, worker health and safety, pollution or protection of the environment, all as amended and existing on or before the Closing and which are applicable to the Company or the Development Work. For purposes of this Agreement, “Hazardous Materials” means (A) hazardous materials, hazardous substances, extremely hazardous substances or hazardous wastes, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., and any other Environmental and Safety Requirements; (B) petroleum, including, without limitation, crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (C) any radioactive material governed by Environmental and Safety Requirements, including, without limitation, any source, special nuclear, or by-product material as defined in 42 U.S.C. §2011 et seq.; and (D) asbestos in any form or condition requiring abatement or removal in accordance with Environmental Safety Requirements; and (E) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental and Safety Requirements. However, the term “Hazardous Materials” does not include substances or materials used in the ordinary course of Company operations and the use of which does not constitute a violation of Environmental and Safety Requirements. Examples of substances and materials which do not constitute “Hazardous Materials,” include, but are not limited to: (i) gasoline and lubricants properly used in vehicles and equipment; (ii) laboratory chemicals and cleaning supplies used in accordance with container label requirements or related material data safety sheets; (iii) radioactive isotopes used in smoke detectors; (iv) compressed gases used in laboratories; (v) batteries used in equipment; (vi) municipal waste generated and properly disposed of; and (vii) building materials containing non-friable asbestos or other substances which do not require affirmative abatement or removal.

3.29 Brokers’ or Finders’ Fees. Except as set forth on Schedule 3.29, no agent, broker, investment banker, Person or firm acting on behalf of the Company or any stockholder thereof, or under the authority thereof, is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

3.30 Absence of Certain Payments. The Company has not, and to the knowledge of the Company, no manager, officer, agent, employee or other Person acting on behalf of the Company has (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §79dd-2), as amended, or any other applicable provincial, foreign, federal or state law; or (b) accepted or received any unlawful contributions, payments, expenditures or gifts or (c) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

3.31 Government Contracts and Funding. Except as set forth on Schedule 3.31(a), the Company is not party to, or bound by the provisions of, any Contract (including purchase orders, blanket purchase orders and agreements and delivery orders) with the United States government or any department, agency, or instrumentality thereof or any other Governmental Authority. Schedule 3.31(b) sets forth a true, correct and complete list of all grants, grant applications, and grant applications in process or other funding from any Governmental Authority, including without limitation any grant or funding arising from a Contract that contains a grant-back provision or other encumbrance based on non-use thereof, that the Company has received from a Governmental Authority. The Company is in full compliance with each contract with a Governmental Authority, including each Small Business Innovation Research Grant and each Grant from the National Institute of Health and National Science Foundation.

3.32 Regulatory Approvals and Proceedings. All data collection, testing and analysis conducted by the Company has been in material compliance with manufacturing and laboratory practices that meet or exceed industry standards, using methods and techniques generally accepted by the industry. Other than in connection with the Grants, the Company has not made any application or submission to Governmental Authorities, including but not limited to submissions of 510(K) approval packages and Design Dossiers under European Community Regulations.

3.33 Disclosure. This Agreement, the Company Transaction Documents, the schedules and exhibits hereto, and the financial statements and other materials referred to herein as having been delivered to the Buyer, do not contain any untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading in light of the circumstances under which they were made. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES), NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Company as follows:

4.1 Organization and Good Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has full power and authority to execute and deliver this Agreement and the other Buyer Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

4.2 Authorization. The execution and delivery of this Agreement and the Buyer Transaction Documents, and the performance by the Buyer of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action. This Agreement and the other Buyer Transaction Documents constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms.

4.3 No Violation. The execution, delivery and performance by the Buyer of this Agreement and the other Buyer Transaction Documents and the consummation of the transactions contemplated herein and therein will not:

(a) result in the breach of any of the terms or conditions of, or constitute a default under, or in any manner release any party thereto from any obligation under, any mortgage, note, bond, contract, indenture, agreement, license or other instrument or obligation of any kind or nature to which the Buyer is now a party or by which any of its properties or assets may be bound;

(b) violate any order, writ, injunction, regulation, statute or decree of any court, administrative agency or governmental body specifically applicable to the Buyer; or

(c) violate any provision of the governing documents of the Buyer.

4.4 Brokers’ or Finders’ Fees. No agent, broker, investment banker, Person or firm acting on behalf of the Buyer, any Subsidiary or any stockholder thereof, or under the authority thereof, is or will be entitled to any brokers’ or finders’ fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

4.5 Independent Investigation. The Buyer has conducted its own independent investigation, review, and analysis of the business, results of operations, condition (financial or otherwise), and assets of the Company.

4.6 Disclosure. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, NEITHER THE BUYER NOR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF THE BUYER

ARTICLE V

CLOSING

5.1 Closing. The transactions that are the subject of this Agreement shall be consummated at a closing (the “Closing”) which shall be held at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661 (or at such other place as the parties may mutually agree), on the date hereof (the “Closing Date”). The Closing shall be deemed effective at the close of business on the Closing Date (the “Effective Time”).

5.2 Deliveries by the Company. At the Closing, the Company shall execute and deliver to the Buyer:

(a) Instruments of Conveyance. The Bill of Sale, a Patent Assignment, a Trademark Assignment and an Intent to Use Trademark Assignment, each to be filed with the United States Patent and Trademark Office immediately following the Closing, an Assignment of Domain Name Registrations, an Assignment of Unregistered Trademark and any other assignments of Proprietary Rights requested by the Buyer, in each case, in form and substance satisfactory to the Buyer.

(b) Opinion of Counsel. An opinion of counsel of the Company, dated as of the Closing Date, in a form reasonably requested by the Buyer.

(c) Secretary’s Certificate. A certificate of the Secretary of the Company certifying as to (i) resolutions of the Board of Directors and Stockholders of the Company authorizing the execution and delivery of this Agreement and the Company Transaction Documents and the performance of the transactions contemplated hereby and thereby; (ii) a certificate of good standing of the Company, dated as of a date not more than fifteen (15) days prior to the Closing Date, issued by the Department of Financial Institutions of the State of Wisconsin and each state in which the Company is authorized to transact business as a foreign entity, (iii) the By-laws of the Company, (iv) the Amended and Restated Articles of Incorporation of the Company, certified by Department of Financial Institutions of the State of Wisconsin and (v) all notifications to Stockholders of the Company in connection with this Agreement or the transactions contemplated hereby have been delivered in compliance with the terms of the Amended and Restated Articles of Incorporation of the Company and the date such notification was sent.

(d) Assignment of Consulting Agreement. An Assignment of Consulting Agreement, assigning the Company’s interest in that certain Consulting Agreement by and between the Company and AMEL Surgical Insights, LLC to Buyer, in form and substance reasonably acceptable to the Buyer (the “Assignment of Consulting Agreement”).

(e) Name Change. Amendments to (i) the Amended and Restated Articles of Incorporation of the Company duly executed and in form and substance sufficient for filing with the Department of Financial Institutions of the State of Wisconsin and (ii) each of the

Company’s qualification filings in each state of qualification, changing the Company’s name to one entirely different from its present name.

(f) Northwestern License Agreement. License Agreement by and among Kensey Nash Corporation, Northwestern University and the Company, dated as of the date hereof, in form and substance reasonably acceptable to the Buyer.

(g) Non-Competition Agreement. A Non-Competition Agreement by and between the Buyer and Shaun Lonergan in form and substance acceptable to the Buyer (the “Non-Competition Agreement”).

(h) Consulting Agreement. A Consulting Agreement between the Buyer and Dr. Phil Messersmith, which shall include noncompetition and nonsolicitation agreements in substance and form agreed to by the parties thereto (the “Consulting Agreements”).

(i) SBIR Assignment Documentation. Each of the following documents, in each case containing all requisite information and executed by the Company:

(i) Department of Health and Human Services, Public Health Service Official Statement Relinquishing Interests and Rights in a Public Health Service Research Grant, Form 3734, for each NIH Grant and NIH Grant Application;

(ii) Office of Management and Budget Financial Status Report on Form 269A, for each Open Grant;

(iii) Department of Health and Human Services Final Invention Statement and Certification, Form HHS 568, for each NIH Grant; and

(iv) A letter addressed to the National Science Foundation with respect to each NSF Grant notifying the National Science Foundation of the transfer of all rights under such NSF Grant to the Buyer, in each case, in form and substance acceptable to the Buyer.

(j) Closing Financial Statements. The Closing Financial Statements.

5.3 Deliveries by the Buyer. At the Closing, the Buyer shall deliver to the Company:

(a) Instruments of Assumption. The Bill of Sale, executed by the Buyer.

(b) Cash Payment. The Cash Payment wired to the bank account(s) designated by the Company.

(c) Resolutions. Resolutions of the Buyer authorizing the execution and delivery of this Agreement and the Buyer Transaction Documents and the performance of the transactions contemplated hereby and thereby certified by the Secretary of the Buyer.

(d) Non-Competition Agreement. The Non-Competition, executed by the Buyer.

(e) Consulting Agreement. The Consulting Agreement, executed by Kensey Nash Corporation.

(f) Assignment of Consulting Agreement. The Assignment of Consulting Agreement, executed by the Buyer.

ARTICLE VI

COVENANTS AFTER CLOSING

6.1 Non-Assignable Contracts, Permits or Grants. To the extent that the assignment hereunder by the Company to the Buyer of any Assumed Contract, Permits or Grants is not permitted or is not permitted without the consent of any other party to the Assumed Contract, Permit or Grant, as applicable, this Agreement shall not be deemed to constitute an assignment of any such Assumed Contract, Permit or Grant if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of benefits under, any such Assumed Contract, Permit or Grant, and the Buyer shall not assume any obligations or liabilities thereunder. With respect to any such Assumed Contract, Permit or Grant, and for a period of two years following the Closing Date, the Company shall use reasonable efforts to obtain such consents and shall cooperate with the Buyer in any reasonable and lawful arrangement designed to provide the Buyer with the rights and benefits (subject to the obligations) under any such Assumed Contracts, Permit or Grant. If such consents are not obtained for any such Assumed Contract, Permit or Grant during the two year period following the Closing, the Company shall no longer have any obligation to use any reasonable efforts to obtain such consent, but the Company will, so long as it shall continue to be in existence, continue to cooperate with the Buyer in any lawful arrangement to provide the Buyer with the rights and benefits of such Assumed Contract, Permit or Grant as described above.

6.2	Payment of Excluded Liabilities; Compliance with Deemed Liquidation Event Provisions.

(a) Other than as stated on Schedule 6.2, within thirty (30) days following the Closing, the Company shall pay in full and discharge all of the Excluded Liabilities in accordance with their stated terms, as applicable. All Excluded Liabilities set forth on Schedule 6.2 shall be discharged by the Company as contemplated thereon.

(b) The Company acknowledges that the transactions contemplated by this Agreement constitute a Deemed Liquidation Event (as such term is defined in the Company’s Amended and Restated Articles of Incorporation). The Company shall distribute any and all consideration obtained pursuant to this Agreement in accordance with Sections 2.1 and 2.2 of the Company’s Amended and Restated Articles of Incorporation. Additionally, the Company shall deliver any notices required in connection with the Deemed Liquidation Event and take all other actions as required by the Company’s Amended and Restated Articles of Incorporation in connection therewith.

6.3	Agreements Regarding Tax Matters.

(a) After the Closing, the Company on one hand and the Buyer on the other hand (i) will promptly inform the other party in writing of any notice that it receives of any audit, investigation, request for documents or information related to Taxes that reasonably could be expected to affect the Tax liability of the other party, (ii) will each provide the other party with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to liability for taxes, (iii) will each retain and provide to the other party all records and other information that may be relevant to any such Tax Return, audit or examination, proceeding or determination and (iv) will each provide the other party with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other party for any period. Without limiting the generality of the foregoing, each of the Company and the Buyer will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof), copies of all Tax Returns, supporting work schedules and other records relating to tax periods or portions thereof ending on or prior to the Closing Date.

(b) For all purposes under this Agreement involving the determination of Taxes (including the determination of the Company Taxes), in the case of Taxes that are payable with respect to any period that includes but does not end on the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, or (y) employment, social security or other similar taxes, deemed equal to the amount which would be payable if the taxable year ended on the close of the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of the Closing Date and the denominator of which is the number of calendar days in the entire period.

6.4	Indemnification.

(a) Indemnification by the Company. From and after the Closing, the Company agrees to indemnify, defend and save the Buyer, its stockholder and their respective Affiliates and Plan Affiliates, and each of their respective officers, directors, employees, attorneys, agents, Employee Benefit Plans and fiduciaries, plan administrators or other parties dealing with such plans (each, a “Buyer Indemnified Party”), forever harmless from and against, and to promptly pay to a Buyer Indemnified Party or reimburse a Buyer Indemnified Party for, any and all liabilities, obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages (provided, that punitive damages shall only be applicable in cases of fraudulent conduct or willful misrepresentations) or costs or expense of any and all investigations, proceedings, judgments, environmental analysis, remediations, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts) (individually and collectively, the “Losses”) sustained or incurred by any Buyer Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

(i) any inaccuracy in or misrepresentation or breach of a representation or warranty made by the Company herein or in the Company Transaction Documents, provided that for purposes of this Section 6.4, all “material adverse effect,” “material” or similar qualifiers contained herein or therein shall not be given any effect;

(ii) any non-compliance with or breach by the Company of any of the covenants or agreements contained in this Agreement or the Company Transaction Documents to be performed by the Company;

(iii) any liability or obligation of the Company or any assertion against a Buyer Indemnified Party, arising out of or relating, directly or indirectly, to any of the Excluded Liabilities;

(iv) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon an alleged agreement between claimant and the Company or any of its Affiliates, including without limitation, any claim made by Kirchner Private Equity Group or any of its Affiliates; and

(v) any claim for payment of fees made by Northwestern University in connection with the assignment by the Company of that certain Amended and Restated License Agreement, effective as of October 26, 2008 by and between the Company and Northwestern University.

(b) Indemnification by the Buyer. From and after the Closing, the Buyer agrees to indemnify, defend and save the Company, its stockholders, and their respective Affiliates, and each of their respective officers, directors, employees, attorneys, agents, Employee Benefit Plans and fiduciaries, plan administrators or other parties dealing with such plans (each, a “Company Indemnified Party”) forever harmless from and against, and to promptly pay to a Company Indemnified Party or reimburse a Company Indemnified Party for, any and all Losses sustained or incurred by any Company Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of any of the following:

(i) any inaccuracy in or misrepresentation or breach of a representation or warranty made by the Buyer, provided that for purposes of this Section 6.4, all “material adverse effect,” “material” or similar qualifiers contained herein or therein shall not be given any effect herein or in the Buyer Transaction Documents;

(ii) non-compliance with or breach by the Buyer of any of the covenants or agreements contained in this Agreement or the Buyer Transaction Documents to be performed by the Buyer;

(iii) any liability or obligation of the Buyer or any assertion against a Company Indemnified Party, arising out of or relating, directly or indirectly, to any of the Assumed Liabilities; and

(iv) any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon an alleged agreement between claimant and the Buyer.

(c) Indemnification Procedure for Third Party Claims. In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Claim”) against such Indemnified Party, against which a party to this Agreement is required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice together with a statement of any available information describing such claim in reasonable detail (and attaching a copy of all papers served with respect to such claim) to the Indemnifying Party within fifteen (15) days after learning of such claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim) (the “Claim Notice”). The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within fifteen (15) days after receipt from the Indemnified Party of notice of such claim, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to approve the Defense Counsel, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten (10) days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate Defense Counsel, which shall be subject again to the Indemnified Party’s approval. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume control of a Third Party Claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (x) the Third Party Claim seeks injunctive or other equitable relief or the outcome otherwise could have an adverse effect on the Development Work, (y) the Indemnified Party, in the claim notice to the Indemnifying Party, states that, based on advice of counsel, it believes that its interests in the Third Party Claim is or can reasonably be expected to be adverse to the interests of the Indemnifying Party, or (z) such Indemnifying Party is unable to or does not provide the Indemnified Party with reasonable assurance of its ability to pay the expenses of the defense against such Third Party Claim.

(i) In the event that the Indemnifying Party shall fail to give the Defense Notice within the time period described above, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct such defense in good faith and to compromise and settle the claim without prior consent of the Indemnifying Party and such Indemnifying Party will be liable for all costs, expenses, settlement amounts or other Losses paid or incurred in connection therewith. If the Indemnifying Party is not entitled to assume the defense of a Third Party Claim because of reasons set forth in the last sentence of the preceding paragraph, the Indemnified Party may not settle the Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, if such settlement would lead to any liability or create any other obligation of the Indemnifying Party.

(ii) In the event that the Indemnifying Party delivers a Defense Notice within the time period described above and thereby elects to conduct the defense of the subject claim, the Indemnifying Party shall diligently conduct such defense and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing.

(iii) The Indemnifying Party may enter into any settlement of any Third Party Claim or cease to defend against such claim; provided, however, the Indemnifying Party may not enter into any settlement of any Third Party Claim or cease to defend against such claim without the prior written consent of the Indemnified Party if pursuant to or as a result of such settlement or cessation, (A) injunctive or other equitable relief would be imposed against the Indemnified Party, or (B) such settlement or cessation would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

(iv) Any final judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder.

(d) Direct Claims. It is the intent of the parties hereto that all direct claims by an Indemnified Party against a party hereto not arising out of Third Party Claims shall be subject to and benefit from the terms of this Section 6.4(d). Any claim under this Section 6.4 by an Indemnified Party for indemnification other than indemnification against a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice describing in reasonable detail the nature and amount of the claim, and the Indemnifying Party will have a period of forty-five (45) calendar days within which to satisfy such Direct Claims. If the Indemnifying Party disputes the Direct Claim asserted by the Indemnified Party, such dispute shall be resolved in accordance with the provisions of Section 7.8 herein. If the Indemnifying Party does not so respond within such forty-five (45) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party under this Section 6.4 or otherwise.

(e) Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in Section 6.4(d) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was adversely affected, including any deprivation of its right to recover any payment under its applicable insurance coverage.

(f) Survival of Representations and Warranties: Time Limits on Indemnification Obligations. All of the representations and warranties set forth in this Agreement or in any of the other Transaction Documents shall survive the execution and delivery of this Agreement and the consummation of the transactions until they expire and terminate on the second anniversary of this Agreement, except that (i) (A) claims related to willful misrepresentations and fraudulent conduct and (B) the representations and warranties contained in Section 3.1 (Authority) and Section 3.9(a) (Title to Assets) shall survive indefinitely and (ii) the representations and warranties that contained in Section 3.16 (Employee Benefits Plans), Section 3.26 (Taxes) and Section 3.30 (Environmental and Safety Requirements) shall survive until sixty (60) days following the expiration of the applicable statute of limitations period (including any extensions or waivers thereof). If written notice of a claim has been given prior to the end of such applicable period, the termination date shall be extended until such claim is fully resolved.

(g) Adjustment to Purchase Price. Any indemnification received under this Section 6.4 shall be treated by the Buyer, the Company and their respective Affiliates, to the extent permitted by applicable Rules of a Governmental Authority, as an adjustment to the Purchase Price unless a Final Determination causes any such amount not to constitute an adjustment to the Purchase Price for federal tax purposes. The term “Final Determination” shall mean (i) any final determination of liability in respect of a Tax that, under applicable Rules of a Governmental Authority, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations) or (ii) the payment of Tax by the Buyer or the Company, whichever is responsible for payment of such Tax under applicable Rules of a Governmental Authority, with respect to any item disallowed or adjusted by a taxing authority, provided that such responsible party or parties determine(s) that no action should be taken to recoup such payment and the other party agrees in writing.

(h) Indemnification Limits. The foregoing provisions of this Section 6.4 notwithstanding:

(i) the Company shall not be liable under the indemnification obligations set forth in Section 6.4(a)(i) (other than with respect to the Fundamental Representations, fraudulent conduct by the Company, or willful misrepresentations by the Company) of this Agreement until, and then only to the extent that, the aggregate amount of such indemnification obligation of the Company exceeds $200,000 (the “Basket Amount”);

(ii) the aggregate indemnification obligation of the Company pursuant to Sections 6.4(a)(i)-(v) (other than with respect to the Fundamental Representations, fraudulent conduct by the Company or willful misrepresentation by the Company) shall not be greater than the Holdback Amount and the parties agree to cause such indemnification obligations to be paid to the Buyer Indemnified Parties out of the Holdback Account, which account shall be the only source of recovery for such indemnification obligations;

(iii) the Company shall not be liable under the indemnification obligations pursuant to this Section 6.4 for the failure to obtain an assignment or consent for any Assumed Contract listed on Schedule 3.6 or any Grant listed on Schedule 1.1(a)(ix); provided, that the Company complied with Section 6.1; and

(iv) the Buyer shall not be liable under the indemnification obligations set forth in Section 6.4(b)(i) of this Agreement after the aggregate amount of such indemnification obligation of the Buyer exceeds the Holdback Amount.

(i) Payments. With respect to any claim of an Indemnified Party or portion thereof that is not being contested by the Indemnifying Party in good faith or upon the resolution of a claim or portion thereof contested by the Indemnifying Party, payment therefor shall be made by the Indemnifying Party (subject to the proviso set forth below) (i) if the claim is not being contested, not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim or (ii) if the claim is contested, ten (10) days after the resolution of such claim; provided, however, that any claim (other than with respect to the Fundamental Representations, fraudulent conduct by the Company, or willful misrepresentations by the Company) for which the Indemnified Party is a Buyer Indemnified Party, the Buyer shall retain the amount of such claim from the Holdback Amount and the Holdback Amount shall be decreased in a corresponding amount. Any payment required under this Section 6.4 that is not made when due shall bear interest until paid in full at the Prime Rate of interest as published in The Wall Street Journal (changing as and when such rate changes) plus four percent (4%) or, if less, the maximum rate permitted by applicable usury laws. Interest on any such unpaid amount shall be compounded monthly, computed on the basis of a 360-day year and shall be payable on demand.

(j) Investigation. The right to indemnification, payment of Losses or other remedies based on any representation, warranty, covenant or obligation of the Company contained in or made pursuant to this Agreement or any Transaction Document shall not be affected by any investigation conducted with respect to, any knowledge acquired (or capable of being acquired) at any time by any Buyer Indemnified Party, or the acceptance of any certificate or opinion by any Buyer Indemnified Party with respect to, the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

(k) Exclusive Remedy. The Buyer and the Company acknowledge and agree that the foregoing indemnification provisions in this Section 6.4 shall be the exclusive remedy of the Buyer and the Company with respect to the transactions contemplated by this Agreement, other than in the case of (i) breach of any covenants, in which case the aggrieved party shall also be entitled to specific performance, and (ii) fraudulent conduct or willful misrepresentation, in which case the aggrieved party shall have any and all remedies available to it at law or in equity.

6.5	Restrictive Covenants.

(a) Company’s Acknowledgment. The Company agrees and acknowledges that it is necessary that the Company undertake not to utilize its special knowledge of the Development

Work and its relationships with customers and suppliers of the Company to compete with the Buyer and the Company.

(b) Non-Compete. The Company hereby agrees that for a period commencing on the Closing Date and ending five (5) years from the Closing Date (the “Restricted Period”), the Company will not directly or indirectly, as agent, consultant, stockholder, manager, partner or in any other capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in Development Work anywhere in the world (the “Territory”).

(c) Non-Solicitation. Without limiting the generality of the provisions of Section 6.5(b) above, the Company hereby agrees that during the Restricted Period it will not directly or indirectly, solicit, or participate as agent, consultant, stockholder, manager, partner or in any other capacity in any business which solicits, business from any Person which is or was a customer or supplier of Development Work during the three (3)-year period preceding the date of such solicitation, or from any successor in interest to any such Person for the purpose of securing business or contracts related to the Development Work. In addition, the Company hereby agrees that during the Restricted Period it will not directly or indirectly buy or engage in any discussions with any acquisition candidate with which the Company has engaged in discussions in the two (2)-year period preceding the Closing.

(d) Confidential Information. During the term of this Agreement and thereafter, the Company shall keep secret and retain in strictest confidence, and shall not, without the prior written consent of the Buyer, furnish, make available or disclose to any third party or use for the benefit of the Company or any third party, any Confidential Information. As used in this Section 6.5(d), “Confidential Information” shall mean any information relating to the business or affairs of the Buyer or the Development Work, and information relating to financial statements, customer identities, potential customers, employees, suppliers, servicing methods, equipment, programs, strategies and information, analyses, profit margins or other proprietary information used by the Company or the Buyer in connection with the Development Work; provided, however, that Confidential Information shall not include any information which is in the public domain or enters the public domain through no wrongful act on the part of the Company.

(e) Interference with Relationships. During the Restricted Period, the Company shall not directly or indirectly, as agent, consultant, stockholder, manager, partner or in any other capacity without the prior written consent of the Buyer employ, or engage, recruit or solicit for employment or engagement, any Person who is employed or engaged by the Company on the date hereof and who is employed by the Buyer following the Closing, or otherwise seek to influence or alter any such Person’s relationship with the Buyer.

(f) Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Section 6.5 too lengthy or the Territory too extensive, the other provisions of this Section 6.5 shall nevertheless stand, the Restricted Period shall be deemed to be the longest period permissible by law under the circumstances and the Territory shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the Restricted Period and/or Territory to permissible duration or size.

(g) Property Associated with the Development Work. All memoranda, notes, lists, records and other documentation or papers (and all copies thereof), including such items stored in computer memories, hard drives, portable drives, cds, dvds, microfiche or other memory devices or by any other means, which will become the Buyer’s property (after the consummation of transactions contemplated by this Agreement), shall become the Buyer’s property and shall be delivered to the Buyer promptly on the request of the Buyer.

(h) Remedies. The Company acknowledges and agrees that the covenants set forth in this Section 6.5 are reasonable and necessary for the protection of the Buyer’s business interests, that irreparable injury will result to the Buyer if the Company breaches any of the terms of this Section 6.5, and that in the event of the Company’s actual or threatened breach of any of the provisions contained in this Section 6.5, the Buyer will have no adequate remedy at law. The Company accordingly agrees that in the event of any actual or threatened breach of any of the provisions contained in this Section 6.5, the Buyer shall be entitled to such injunctive and other equitable relief, without the necessity of showing actual monetary damages or posting of a bond, as may be deemed necessary or appropriate by a court of competent jurisdiction. Nothing contained herein shall be construed as prohibiting the Buyer from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of any damages which it is able to prove.

6.6 Further Assurances. Each of the parties hereto agrees that subsequent to the Closing Date, upon the reasonable request of any other party hereto from time to time, it shall execute and deliver, or cause to be executed and delivered, such further reasonable instruments and take such other commercially reasonable actions as may be necessary to carry out the transactions contemplated by this Agreement and the Transaction Documents or to vest, perfect or confirm ownership of the Assets in the Buyer. Without limiting the generality of the foregoing, following the Closing, the Company shall (a) cause fully executed copies of the documents required to record the transfer of the Proprietary Rights in jurisdictions located outside of the United States to be delivered to the Buyer within seven (7) days of the Company’s receipt thereof; (b) (i) duly execute and deliver one or more assignments, in form and substance reasonably acceptable to Buyer, of one or more of those agreements listed on Schedule 6.6 and/or (ii) any rights associated with ***** to which the Company is a party that is not an Assumed Contract (collectively, the “Certain Unassumed Agreements”), as may be reasonably requested by the Buyer from time to time; provided, however, that the Buyer will endeavor to make all such requests within the first ninety (90) days following the Closing; provided, further, that, to the extent the assignment of any Certain Unassumed Agreement requires the consent of the other party to such Certain Unassumed Agreement, the Company shall only be obligated to use reasonable efforts to obtain such consents and cooperate with the Buyer in a manner consistent with the provisions set forth in Section 6.1, and (c) duly execute and deliver one or more assignments, in form and substance reasonably acceptable to Buyer and the Company, of the right to enforce any obligations of another party to the Company under any Certain Unassumed Agreements, as may be requested by the Buyer from time to time; provided, that the Buyer will endeavor to make all such requests within the first ninety (90) days following the Closing.

6.7 Post-Closing Access to Books and Records. From and after the Closing, the Company and its accountants and other representatives will be given reasonable access upon reasonable notice to the books and records included in the Assets relating to the period prior to the Closing Date.

6.8 Audited 2010 Financial Statements and A-133 SBIR Statement. Within one hundred and twenty (120) days following the Closing, the Company shall deliver to the Buyer the audited balance sheet of the Company as of December 31, 2010, and the related audited statements of income and cash flows for the twelve (12)-month period then ended, as well as the 2010 A-133 SBIR required audited statements, each prepared by Smith & Gesteland, LLP. If all of the above-referenced audited statements are not delivered to the Buyer within one hundred and twenty (120) days following the Closing, the Holdback Amount shall be reduced by $20,000.

ARTICLE VII

MISCELLANEOUS

7.1 Notices, Consents, etc. Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by a recognized overnight courier service, or (d) sent by facsimile transmission with a confirmation copy sent by overnight courier, in each case, to the parties at the addresses as set forth below or at such other addresses as may be furnished in writing.

If to the Buyer:

KNC NER Acquisition Sub, Inc.

c/o Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

Fax No.: (610) 524-0390

Attention: Joseph W. Kaufmann

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661-3693

Fax No.:        (312) 902-1061

Attention:      David R. Shevitz, Esq.

If to the Company:

Nerites Corporation

Venture Investors LLC

505 S. Rosa Road, suite 201

Madison, Wisconsin 53711

Fax No.:        (608) 441-2727

Attention:      George Arida

with a copy (which shall not constitute notice) to

K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, Illinois 60602-4207

Fax No.:        (312) 827-8003

Attention:      Steven E. Ducommun

Date of service of such notice shall be (w) the date such notice is personally delivered, (x) three (3) days after the date of mailing if sent by certified or registered mail, (y) one (1) day after date of delivery to the overnight courier if sent by overnight courier or (z) the next succeeding business day after transmission by facsimile.

7.2 Public Announcements. Neither Company nor any of its Affiliates shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the Buyer. The initial press release or other announcement or notice regarding the transactions contemplated by this Agreement shall be made by the Buyer, subject to prior review by the Company, if practical.

7.3 Severability. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.

7.4 Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived, provided, that, any such amendment or waiver will be binding on the Buyer only if such amendment or waiver is set forth in a writing executed by the Buyer, and provided, that, any such amendment or waiver will be binding upon the Company only if such amendment or waiver is set forth in a writing executed by the Company. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

7.5 Counterparts. This Agreement and each Transaction Document may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. This Agreement, the Transaction Documents and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, email of a .pdf, .tiff, JPEG or similar file or other electronic transmission, shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or thereto, each other party hereto or thereto shall re-execute original forms of any such agreement or instrument and deliver them to all other parties, except that the failure of any party to comply with such a request shall not render this Agreement or any Transaction Document, invalid or unenforceable. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine, email of a .pdf, .tiff, JPEG or similar file or other electronic transmission as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

7.6 Expenses. Each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement. The Company shall be solely responsible for all Transfer Taxes.

7.7 Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

7.8 Governing Law; Arbitration. This Agreement shall be construed and governed in accordance with the internal laws of the State of Delaware without regard to the principles of conflicting laws. The parties shall negotiate in good faith to resolve any controversy, dispute or disagreement arising out of or relating to this Agreement or the breach of any provision of this Agreement. Any matter not resolved by negotiation shall be settled (a) first, by the parties trying in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association (“AAA”) (such mediation session to be held in Chicago, Illinois and to commence within thirty (30) days of the appointment of the mediator by the AAA), and (b) if the controversy, claim or dispute cannot be settled by mediation, then by arbitration administered by the AAA under its Commercial Arbitration Rules (such arbitration to be held in Chicago, Illinois before a single arbitrator and to commence within thirty (30) days of the appointment of the arbitrator by the AAA or such later date as is reasonable under the circumstances), and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Nothing in this Section 7.8 shall be construed to prevent the Buyer from seeking equitable relief through a court of law for violations of Section 6.5 of this Agreement.

7.9 Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Buyer may assign this Agreement, whole or in any part and from time to time, to any Subsidiary of the Buyer provided that the Buyer remains bound by this Agreement.

7.10 Definitions. For purposes of this Agreement, the following terms have the meaning set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and any officer, director or executive employee of such Person, and includes any past or present Affiliate of any such Person. The term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, includes the possession, directly or indirectly, of five percent (5%) or more of the total number of votes which may be cast by the holders of the total number of outstanding shares of stock of any class or classes of such Person in any election of directors of such Person (or in the case of a Person which is not a corporation, five percent (5%) or more of the ownership interest, beneficial or otherwise) of such Person or the power otherwise to direct or cause the direction of the management and policies of that Person, whether through voting, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Buyer Transaction Documents” means the Bill of Sale and any other agreement, document, certificate or instrument to which the Buyer is a party and which is being delivered pursuant to this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Taxes” means any Taxes (a) imposed on the Company for any period, (b) imposed with respect to the Assets for any period (or portion of any period) ending on or before the Effective Time, or (c) any Transfer Taxes.

“Company Transaction Documents” means the Bill of Sale and any other agreement, document, certificate or instrument to which the Company is a party and which is being delivered pursuant to this Agreement.

“Contracts” means any contracts, commitments, purchase orders, sales orders, licenses, confidentiality arrangements, leases and other agreements, whether written or oral, to which the Company is a party or by which Company is bound.

“Fundamental Representations” representations and warranties contained in Section 3.1 (Authority), Section 3.9(a) (Title to Assets), Section 3.16 (Employee Benefits Plans), and Section 3.26 (Taxes).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor authority) that are applicable as the date of determination, consistently applied.

“Governmental Authority” means any multi-national, national, state, provincial, local, governmental, judicial, public, quasi-public, administrative or self-regulatory authority, agency, commission, board, organization or instrumentality.

“Guarantees” means any obligation, contingent or otherwise, of the Company directly or indirectly guaranteeing any indebtedness or other obligation of any other Person. The term “guarantee” used as a verb has a corresponding meaning.

“Indebtedness” means without duplication, all: (a) indebtedness for borrowed money or funded debt owed by the Company, (b) Guarantees, (c) liabilities of the Company evidenced by notes, bonds or debentures, (d) liabilities of the Company secured by any Liens, (e) liabilities or obligations evidenced by a note, bond or other debt instrument, (f) the capitalized portion of lease liabilities of the Company under any capitalized lease, (g) liabilities arising from installment purchases of property or representing the deferred purchase price of property or services in respect of which the Company is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course), (h) liabilities or obligations with respect to Severance Obligations, (i) all liabilities and obligations of the Company with respect to outstanding letters of credit and (j) any interest, principal, prepayment penalty, fees, or expenses, to the extent due or owing in respect of those items listed in clauses (a) through (i) above.

“knowledge of the Company” and each phrase having equivalent meaning (e.g., “known to the Company” or “to the Company’s knowledge”) means the facts or other information known by George Arida, Jim Powell, Phil Blake, Walter Dewey, Lisa D. Earnhardt, Phil Messersmith, Shaun Lonergan, Jediah White, Neil Winterbottom, Bruce Lee, and Jeffrey Dalsin or that would have been known by any such Person if they had made reasonable inquiry.

“Liabilities” means all debts (including interest and/or penalties thereon), liabilities or obligations of the Company or otherwise in connection with the Development Work of any kind or nature whatsoever, whether fixed or unfixed, known or unknown, absolute or contingent, asserted or unasserted, choate or inchoate, liquidated or unliquidated, or secured or unsecured.

“NIH Applications” means the following grant applications: application number 2R44AR056519-02 to the National Institute of Health by the Company with respect to Bioadhesive Membrane Construct to Augment Tendon Repair; application number 1R43GM096527-01 to the National Institute of Health by the Company with respect to Bioadhesive/Mesh Constructs for Incisional Hernia Prevention; application number 1R43GM096517-01 to the National Institute of Health by the Company with respect to Hemostasis during Tonsillectomy with Adhesive Membranes; application number 1R43DK093344-01 to the National Institute of Health by the Company with respect to Macroporous Tissue Adhesive Film for Hernia Repair; and application number 1R44CA162931-01 to the National Institute of Health by the Company with respect to Adjunctive Sealant for Bowel Surgery.

“NIH Grants” means the following Grants: grant number 1R43AR056519-01A1 from the National Institute of Health in favor of the Company with respect to Bioadhesive Membrane Constructs to Augment Tendon Repair; grant numbers 1R43DK083199-01, 2R44DK083199-02 and 5R44DK083199-03 from the National Institute of Health in favor of the Company with respect to Bioadhesive Membrane Constructs for Hernia Repair; grant numbers 1R43DK080547-01, 2R44DK080547-02 and 5R44DK080547-03 from the National Institute of Health in favor of the Company with respect to Novel Polymer Coatings to Prevent Biofilms on Urinary Stents and Catheters; grant number 1R43GM080774-01 from the National Institute of Health in favor of the Company with respect to Development of a Biodegradable, Water-Resistant Tissue Adhesive based on Mussel A; grant number 1R43DE017827-01 from the National Institute of Health in favor of the Company with respect to Polymer Coatings for Prevention of Bacterial Contamination of Dental Waterlines; and grant numbers 2R44DE017827-02 and 5R44DE017827-03 from the National Institute of Health in favor of the Company with respect to Novel Polymer Coatings for Prevention of Biofilms in Dental Unit Waterline.

“NSF Grants” means the following Grants: grant number IIP-1013156 from the National Science Foundation in favor of the Company with respect to Biometic Adhesive for Seroma Prevention and grant number IIP-0912221 from the National Science Foundation in favor of the Company with respect to Bioadhesive Construct to Augment Rotator Cuff Repair.

“Open Grants” means the following Grants: grant number IIP-1013156 from the National Science Foundation in favor of the Company with respect to Biometic Adhesive for Seroma Prevention; grant numbers 2R44DK083199-02 and 5R44DK083199-03 from the National Institute of Health in favor of the Company with respect to Bioadhesive Membrane Constructs for Hernia Repair; and grant numbers 2R44DK080547-02 and 5R44DK080547-03 from the National Institute of Health in favor of the Company with respect to Novel Polymer Coatings to Prevent Biofilms on Urinary Stents and Catheters.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, other entity or Governmental Authority.

“Severance Obligation” means all severance, stay bonus or change of control payment obligations of the Company and other accelerations or increases in rights or benefits of the Company’s current or former employees (whether payable or occurring prior to, on or after the Closing Date) arising either (i) at or prior to the Effective Time or (ii) in whole or in part as a result of the consummation of the transactions contemplated by this Agreement.

“Subsidiary” means any corporation, partnership, limited liability company, association or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the ordinary voting power are owned or controlled by a Person.

“Tax” means any multi-national, federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information and any amendment thereof) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Transaction Documents” means the Buyer Transaction Documents and the Company Transaction Documents.

“Transfer Taxes” means all sales, transfer, documentary, stamp, recording, conveyance and similar taxes and fees (including any penalties and interest) due with regard to the transactions contemplated by this Agreement.

7.11 Entire Agreement. This Agreement, the Preamble and all the Schedules and Exhibits attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof) and the Transaction Documents set forth the entire understanding of the parties, and supersede and preempt all prior oral or written understandings and agreements with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

7.12 Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

7.13 Interpretative Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the term “including” shall mean by way of example and not by way of limitation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or questions of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

7.14 Waiver of Bulk Sales Laws. The Buyer and the Company hereby waive compliance in connection with the transactions contemplated by this Agreement or the Transaction Documents with the provisions of Article 6 of the Uniform Commercial Code as adopted in states where any of the Assets are located, and any other applicable bulk sales laws, in effect as of the date of the Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

Nerites Corporation, a Wisconsin corporation

By:	/s/ Shaun Lonergan
Name:	Shaun Lonergan
Its:	President and Chief Executive Officer

THE BUYER:

KNC NER Acquisition Sub, Inc., a Delaware corporation

By:	/s/ Joseph W. Kaufmann
Name:	Joseph W. Kaufmann
Its:	President

KENSEY NASH:

Kensey Nash Corporation hereby irrevocably and unconditionally guarantees the full and prompt performance of the Buyer’s obligations under Sections 2.1(b) and 6.4 of this Agreement.

Kensey Nash Corporation, a Delaware corporation

By:	/s/ Joseph W. Kaufmann
Name:	Joseph W. Kaufmann
Its:	President and Chief Executive Officer

*** Pursuant to Regulation S-K, Item 601(b)(2), the Schedules to the Asset Purchase Agreement, as listed below, have not been filed. The Company agrees to furnish a supplemental copy of any omitted Schedule to the Securities and Exchange Commission upon request; provided, however, the Company may request confidential treatment of omitted items.

List of Schedules to Asset Purchase Agreement

Schedule 1.1(a)(iii)	Assumed Contracts

Schedule 1.1(a)(ix)	Grants, Grant Applications and Grant Applications in Process

Schedule 1.1(a)(xi)	Movable/Tangible Personal Property

Schedule 1.1(b)(iii)	Nonassignable Permits

Schedule 1.2(ii)	Assumption of Liabilities

Schedule 2.1	Purchase Price

Schedule 3.2	Organization and Qualification

Schedule 3.3(a)	Capital Stock; Title to Shares

Schedule 3.3(b)	Capital Stock; Title to Shares

Schedule 3.5	Transaction Not a Breach

Schedule 3.6	No Consent Required

Schedule 3.7	Financial Statements

Schedule 3.8	Absence of Undisclosed Liabilities

Schedule 3.9	Assets

Schedule 3.10	Compliance with Laws; Permits

Schedule 3.11(a)	Real Property

Schedule 3.11(b)	Real Property

Schedule 3.13	Contracts

Schedule 3.14	Personal Property

Schedule 3.15(a)(i)	Proprietary Rights

Schedule 3.15(a)(ii)	Proprietary Rights

Schedule 3.15(a)(iii)	Proprietary Rights

Schedule 3.15(a)(iv)	Proprietary Rights

Schedule 3.15(a)(v)	Proprietary Rights

Schedule 3.15(b)(i)	Proprietary Rights

Schedule 3.15(b)(ii)	Proprietary Rights

Schedule 3.15(b)(iii)	Proprietary Rights

Schedule 3.15(c)	Proprietary Rights

Schedule 3.15(d)	Proprietary Rights

Schedule 3.15(e)	Proprietary Rights

Schedule 3.16(a)	Employee Benefit Plans

Schedule 3.17	Employees

Schedule 3.18	Labor and Employment Matters

Schedule 3.19	Workers Compensation

Schedule 3.20	Suppliers

Schedule 3.21	Relationship Information

Schedule 3.22	Affiliate Transactions

Schedule 3.23	Insurance Policies

Schedule 3.24	Corporate Name; Location

Schedule 3.26	Litigation

Schedule 3.28	Environmental and Safety Requirements

Schedule 3.29	Brokers’ or Finders’ Fees

Schedule 3.31(a)	Government Contracts and Funding

Schedule 3.31(b)	Government Contracts and Funding

Schedule 6.2	Payment of Excluded Liabilities; Compliance with Deemed Liquidation Event Provisions

Schedule 6.6	Further Assurances